UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-41813

TURBO ENERGY, S.A.

(Name of Registrant)

Plaza de América 2, 4AB

Valencia, Spain 46004

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Entry into a Material Definitive Agreement.

On March 25, 2026, Turbo Energy, S.A. (the “Company”) entered into a Sales Agreement (“Sales Agreement”) with A.G.P./Alliance Global Partners (the “Sales Agent”), pursuant to which the Company may offer and sell, from time to time, its American Depositary Shares (the “ADSs”), each ADS represents 5 ordinary shares, par value five cents of euro (€0.05) per share, through the Sales Agent in an “at the market offering” (the “ATM Offering”), as defined in Rule 415(a)(4) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), for an aggregate offering price of up to $2,979,570 (the “Shares”).

The Shares are being offered and sold pursuant to the Company’s registration statement on Form F-3 (File No. 333-291470) (the “Registration Statement”) and the prospectus contained therein, declared effective by the Securities and Exchange Commission (the “SEC”) on December 16, 2025 and the prospectus supplement dated March 25, 2026. The Sales Agent has agreed to use commercially reasonable efforts consistent with its normal trading and sales practices to sell the Shares pursuant to the Sales Agreement from time to time, based upon instructions from the Company, including any price or size limits or other customary parameters or conditions the Company may impose.

The Company is not obligated to sell any of the Shares under the Sales Agreement and may at any time suspend solicitation and offers thereunder. The offering of Shares pursuant to the Sales Agreement will terminate on the earlier of (1) issuance and sale of all of the Shares to or through the Sales Agent, on the terms and subject to the conditions set forth therein, (2) the expiration of the Registration Statement on the third (3rd) anniversary of the initial effective date of the Registration Statement pursuant to Rule 415(a)(5) under the Securities Act or (3) the termination of the Sales Agreement by either the Company or Sales Agent, as set forth therein.

The Company has agreed to pay the Sales Agent a commission rate up to 3.0% of the gross sales price from each sale of Shares pursuant to the Sales Agreement and has agreed to customary indemnification and contribution rights in favor of the Sales Agent.

Additionally, the Company has agreed to reimburse the Sales Agent for certain specified expenses in connection with entering into the Sales Agreement. In the event settlement for sales of placement ADSs does not occur on the settlement date, the Company agrees to cover any short sale borrowing costs or other costs that may occur. The Sales Agreement contains customary representations and warranties and conditions to the sale of the Shares thereunder.

The foregoing description of the Sales Agreement is not complete and is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed herewith as Exhibit 10.1 to this Report on Form 6-K and is incorporated herein by reference.

A copy of the opinion of Auren, the Spanish counsel to the Company, relating to the legality of the issuance and sale of the Shares under the Sales Agreement is attached as Exhibit 5.1 to this Report on Form 6-K.

This Report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy the Company’s securities, nor shall there be any offer, solicitation, or sale of the Company’s securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

This Report on Form 6-K is incorporated by reference into the prospectus contained in the Company’s registration statement on Form F-3 (SEC File No. 333-291470) declared effective by the Securities and Exchange Commission on December 16, 2025.

Exhibit Number	Description
5.1	Opinion of Auren
10.1	Sales Agreement dated March 25, 2026, between the Company and the Sales Agent
23.1	Consent of Auren (included as part of Exhibit 5.1)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURBO ENERGY, S.A.

Date: March 25, 2026	By:	/s/ Mariano Soria
Mariano Soria
Chief Executive Officer

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